# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GDEV Inc., CIK 0001848739
CUSIP: G6529J209
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 55, Griva Digeni,, Limassol, Cyprus (G4), 3101
Date of event which requires filing of this statement: 12/14/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-043001
Filed by CIK 0001921743

## Reporting persons
- Boris Gertsovskiy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 2,730,972; shared voting power 0; sole dispositive power 2,730,972; shared dispositive power 0; aggregate amount beneficially owned 2,730,972 (15.1% of the class)
  Comment: Reflects the implementation of a one-for-ten (1:10) reverse share split of GDEV Inc.'s ordinary shares effective as of 4:01 p.m. (Eastern Time) on August 28, 2024

## Item 1. Issuer
Name of issuer: GDEV Inc.
Address of issuer's principal executive offices: 55, Griva Digeni, Limassol, G4, 3101

## Item 2. Person Filing
Name of person filing: Boris Gertsovskiy (the "Reporting Person").
Address of principal business office or, if none, residence: 55, Griva Digeni, 3101, Limassol, Cyprus.
Citizenship: Israel and the Russian Federation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person is the record holder of 2,730,972 Ordinary Shares.
Percent of class: 15.1
Sole power to vote or to direct the vote: 2,730,972
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,730,972
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Boris Gertsovskiy: /s/ Boris Gertsovskiy, Boris Gertsovskiy (01/10/2025)